BD - DIRECT OWNERS/ EXECUTIVE OFFICERS

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S. Tax #, Emp. ID)
APEX FINTECH SOLUTIONS INC.	DE	OWNER	12/2021	E	Y	N	██████
BECKERMAN, JARRED	I	FINOP	08/2022	NA	Y	N	6683745
MOLLICA, JOHN MICHAEL	I	CEO	07/2022	NA	Y	N	4661641
OMALLEY, EDWARD GEORGE	I	HEAD OF CODA	04/2009	NA	Y	N	5090003
ROBBINS, JOHN FRANKLYN	I	CHIEF COMPLIANCE OFFICER	03/2023	NA	Y	N	1967073

Are there any indirect owners of the applicant required to be reported on Schedule B?

Yes • No

Ownership Codes: NA   less than 5%

A - 5% but less than 10%

B 10% but less than 25%

C - 25% but less than 50%

D 50% but less than 75%

E - 75% or more

S.S.No., IRS

CHIEF COMPLIANCE 03/2023

BD - INDIRECT OWNERS

Ownership Codes:

C   25% but less than 50%

D   - 50% but less than 75%

E   75% or more

F   - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
HUI-SIZER, MAITHEW NELS		PEAKS LLC	MANAGING MEMBER	11/2009	D		N	2311367
JUST, JENNIFER JANE	1	PEAKS LLC	MANAGING MEMBER	11/2009	D		N	2261444
PEAK 6 LLC	DE	PEAKS APX HOLDINGS LLC	MEMBER	09/2018	D		N	▮▮▮▮▮
PEAKS APX HOLDINGS LLC	DE	APEX FINTECH SOLUTIONS INC	MEMBER	03/2022	D		N	▮▮▮▮▮

BD Schedule C - Amendments to Schedules A & B

In the Type of Amd column, indicate "A" (addition), "D" (deletion), or "C" (change of information about the same person)

Ownership Codes are:	NA - less than 5%		B - 10% but less than 25%	D - 50% but less than 75%	F - Other General Partners
	A	5% but less than 10%	C 25% but less than 50%	E 75% or more	

List below all changes to schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)

Full Legal Name	DE/FE/I	Type of Amd.	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)